Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

082-34955

bank hapoalim

RECEIVED
2009 MAY 19 A 6:32

14 May 2009

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

09046200

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

5/19

D.1 057004

bank hapoalim

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*10/05/09*	*1*
2.	*Immediate Report*	*12/05/09*	*2*
3.	*Immediate Report*	*13/05/09*	*3*
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

082-34955

bank hapoalim

Schedule 3

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

RECEIVED

2009 MAY 19 A 6:32

Date: May 13, 2009

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises as follows, further to immediate reports which it published on 30th April, 2009 (number 097881-01-2009) and on 12th May, 2009 (number 107205-01-2009):

On 12th May, 2009 in the evening, the Chairman of the Board of Directors of the Bank received a letter from the Supervisor of Banks according to which he is requested to send to the Supervisor a document which present the reasons and the modes proposed by the Board of Directors of the Bank for identifying and selecting the most suitable candidate for the CEO of the Bank and this by 14th May, 2009 in the morning.

A copy of the letter is attached to this report.

Yours faithfully,

Bank Hapoalim B.M.

Ilan Mazur, Advocate Chief Legal Adviser	Yoram Weissbrem Secretary of the Bank

057004

SUPERVISOR OF BANKS

[Bank of Israel Emblem]

Jerusalem, 18th Iyar, 5769
12th May, 2009
09LM 0611

To
Mr. Dan Dankner
Chairman of the Board of Directors
Bank Hapoalim B.M.
Tel Aviv
By Fax Number 03-567 6013

Dear Sir,

Re: Notice of Faults – Substitution of the CEO of Bank Hapoalim
Reference: Your letter of 11th May, 2009

Before a decision is taken by me regarding the remarks and the objections to my letter under reference which have been submitted by the Bank, and further to the provisions of Paragraph 6.4 of your letter referred to above, I hereby apply to you as follows:

1. The Board of Directors was requested to institute a valid and orderly process for identification and selection of a CEO for the Bank, and within that framework the Board of Directors was required, inter alia, to establish a committee for identifying candidates for the post of the CEO of the Bank, in the manner outlined in my letter under reference. Furthermore, I enabled the Board of Directors, based of specified reasons, to propose an alternative mode for identifying and selecting the most suitable candidate for the post of the CEO, subject to receiving my prior approval.

2. In order to consider the request contained in Paragraph 6.4 of your letter referred to above, you are requested to send me a document which presents the specified reasons and the alternative modes proposed by you, for identifying and selecting the most suitable candidate for the post of the CEO.

3. After receipt of the document as aforesaid, I will consider the need for holding a meeting on the subject, before I make my decision.

4. You are requested to provide the document not later than Thursday, 14th May, 2009 at 10:00 o'clock.

5. I would ask you to bring this my response to the attention of the members of the Board of Directors of the Bank.

Yours faithfully,
(-)
Ronny Hizkiyahu
Supervisor of Banks

P.O.B.780, Jerusalem 91007 Tel: 02-655 2401 Fax: 02-666 9590

082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Schedule 1

Date: May 10, 2009

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises further to an immediate report of 27th April, 2009 (number 095613-01-2009) as follows:

1. In reply to the request of the members of the Board of Directors of the Bank of 28th April, 2009 to the Supervisor of Banks to hold an urgent meeting with them, in view of the publications about the functioning of the Board of Directors and its chairman, the Supervisor of Banks advised on 6th May 2009, that while he deems of great importance the strengthening of the bond and the dialogue between the Supervisor of Banks and the Board of Directors of the Bank, he sees no urgency in holding a meeting as aforesaid. The Supervisor noted that the members of the Board of Directors are free to submit their remarks and objections to the Supervisor's letter of 27th April, 2009 in which he required the rectification of faults which were specified by him.

2. The members of the Board of Directors who received the Supervisor's reply regret the position taken by him and reiterate their request of the Supervisor to arrange an urgent meeting with them.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

082-34955

bank hapoalim

Schedule 2

RECEIVED

2009 MAY 19 A 6:32

Head Office

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: May 12, 2009

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises, further to the immediate report of 30th April, 2009 as follows:

On 11th May, 2009 in the evening, the Board of Directors of the Bank, sent to the Supervisor of Banks, its reply to the Supervisor's letter from 27th April, 2009 to the Chairman of the Board of Directors (see the last report).

A copy of the reply is attached to this report.

Yours faithfully,

Bank Hapoalim B.M.

Ilan Mazur, Advocate Chief Legal Advisor	Yoram Weissbrem Secretary of the Bank

057004 ת.ד

[Translation from the Original Hebrew]

DANI DANKNER
Chairman of the Board of Directors
Bank Hapoalim B.M.
63 Yehuda Halevy St., Tel-Aviv 65781
Tel: 03-567 3543 Fax: 03-567 6013 dani@bhnp.co.il

Date: 11th May, 2009
Our Number 802/2009

To
Mr. Ronny Hizkiyahu
The Supervisor of Banks
Bank of Israel
Jerusalem

By fax the number of which is: 02-666 9590

Dear Sir,

Re: Your letter of 27th April, 2009 to Mr.Dani Dankner Regarding
Faults – Substitution of the CEO of Bank Hapoalim

1. The members of the Board of Directors of Bank Hapoalim B.M. ("the members of the Board of Directors") received your notice of 27th April, 2009 and the examination report dated 23rd April, 2009 which was attached to your notice. They reviewed them closely and carefully, and the Board of Directors held discussions about the requirements set forth in the notice.

2. The Board of Directors disputes the conclusion of the examination report, according to which the resolutions adopted by the Board of Directors of the Bank at its meeting of 25th March, 2009 are invalid. The members of the Board of Directors consider, inter alia on the basis of legal opinions, that those resolutions were duly adopted and in accordance with the provisions of the Companies Law (Section 102) and the Regulations for the Proper Conduct of Banking Business 301 (Paragraph 30(c)). The Board of Directors of the Bank considers that not only from a legal standpoint was its action lawful, and that the fact that the subject of the appointment of the CEO was not included from the beginning in the agenda of the meeting of the Board of Directors did not preclude the adoption of the resolution in this special set of circumstances, but rather it is of the opinion that also from an administrative, normative-substantive standpoint the resolutions were proper, and furthered the good of the Bank, taking into consideration the objective constraints induced by the announcement of the incumbent CEO of his resignation.

3. The Board of Directors was aware of the differences of opinion from time to time between the Chairman of the Board of Directors and the CEO on various matters (first and foremost the extent and rapidity of the strategic changes capable of being implemented at the same time), and of course the Chairman of the Board of Directors complied with the request of the directors in the course of the meeting to hold an orderly discussion on these subjects even before receiving your requirement to do so and without any connection thereto.

4. At the meeting which took place on 25th March, 2009, at which Mr. Zvi Ziv's announcement of his resignation was handed in, the Board of Directors was of the opinion, after considering the possibility of establishing a search committee for a CEO, that the immediate appointment of Mr. Zion Kenan, Deputy CEO and Head of Corporate Banking, to the position of the next CEO of the Bank was to be preferred. The considerations regarding the appointment itself and the process which took place are spelled out in the minutes of the discussion. In relation thereto, the fact should be stressed that the Board of Directors saw a vital need to discuss and settle the issue of the appointment of the new CEO forthwith upon being in receipt Mr. Ziv's announcement (from which it was clear that his decision was final and not subject to change), which predicated an immediate report that very same day, and was liable to arouse ambiguity and uncertainty among the executives and employees of the Bank, its customers, shareholders and all the other parties that have business connections with the Bank. This consideration assumed a greater importance at this time of domestic and global crisis, which laid stress on the importance of maintaining and strengthening the trust in the banking system.

5. Clearly, the mode of presentation and the consideration of the various reasons pertaining to the appointment was affected, inter alia, by the acquaintance which a good many of the members of the Board of Directors had with Mr. Kenan in a long line of positions at the Bank, which included the most senior positions on the Board of Management of the Bank, in which he demonstrated, in the opinion of the members of the Board of Directors, qualifications and capabilities indicative of his ability to discharge the duties of the CEO. Even his appointment, more than three years ago, to the post of Deputy CEO of the Bank, was evidence that the Board of Directors took the view of the need to groom an eligible candidate to replace the incumbent CEO when the day comes, and the appointment of the (only) deputy to the position of the CEO was therefore a natural and reasonable act. Mr. Kenan's years of service in senior management and the way he worked with the Board of Directors of the Bank, gave the members of the Board of Directors an opportunity to gain an impression in no uncertain terms of his qualifications and ability and to obtain much relevant information and substantial and in-depth ability to weigh the necessary considerations (including a discussion of his relatively strong points, as well as the relatively weak points), and in the end – the ability to determine intelligently, on the basis of information and the impression gained which significantly exceed any information which this or that search committee could have brought to bear before the Board of Directors. Thus, there is no resemblance between discussing a candidate holding a senior position in an organization and who is known to most of the members of the board of directors, and discussing an external candidate with whose

professional work the members of the board of directors are not closely acquainted. Furthermore, the Board of Directors takes the view that the establishment of the search committee might be more suited to a situation where there are no eligible candidates from within the organization itself, and obviously that was not the case here. The Board of Directors therefore considers that the decision to appoint forthwith Mr. Kenan as the next CEO of the Bank was right and proper in its time frame and in view of the information which was before the Board of Directors at such time. The Board of Directors discussed the possibility of establishing a search committee, and at the end of the discussion expressly determined that in the special circumstances which came to pass in the present case, it was for the good of the Bank to prefer the immediate appointment of Mr. Kenan over the alternative of establishing a search committee, as was proposed by the Bank of Israel.

6. From all of the foregoing it should be understood that the Board of Directors firmly maintains that its conduct was fit and proper, that its conduct was not affected by any fault and certainly no act or omission was committed which was prejudicial to the proper conduct of the business of the Bank. At the same time, and without derogating from any of the foregoing, of course the members of the Board of Directors attach considerable importance to the position of the Supervisor of Banks. They are conscious of his task and the burden of his responsibility and have respect for the Supervisor's outlook and point of view regarding the way in which the proper conduct of the banking corporations should be prosecuted. Having regard for this approach, the members of the Board of Directors will act to carry out the actions which were required in your letter of 27th April, 2009 as set forth below. It should be noted that for the most part of your requirements, the Bank intended in any case to discuss and to act, even before your requirement was received.

6.1 <u>Items 1 and 2</u>: The Board of Directors in full session, will receive, no later than 15 days from today, detailed reports as provided under items 1 and 2 of your letter.

6.2 <u>Item 3</u>: Shortly after receiving the above – mentioned reports, the Board of Directors will hold an intensive discussion on all of the subjects with reference to which differences of opinion emerged between the Chairman of the Board of directors and the CEO, including the pace at which the resolutions of the Board of Directors should be implemented, and will adopt resolutions as appropriate.

6.3 <u>Items 4 and 5</u>: The Board of Directors resolved at its meeting on 11th May, 2009 to establish a sub-committee for corporate governance, which will examine, inter alia, proposals for procedures governing the work of the Board of Directors and for ensuring proper corporate governance of the Bank, including as predicated by the Companies Law and the Regulations for the Proper Conduct of Banking Business. Amongst other things, the sub-committee will submit to the Board of Directors its recommendations regarding the segregation of duties and responsibility between the Chairman of the Board of Directors and the CEO.

6.4 Item 6: As stated above, the Board of Directors acted according to the Companies Law, the Regulations for the Proper Conduct of Banking Business and the rules of corporate governance. The Board of Directors adopted a reasoned resolution, which takes into account material circumstances of great import, as they were at that time, when electing Mr. Kenan to the post of the CEO. At the same time, in accordance with the possibility which you raised in Item 6 of your letter of creating an alternative mode, and since the Board of Directors considers that finding a plan of action agreed by you for the appointment of the CEO of the Bank is something of importance and beneficial, the Board of Directors requests an opportunity to meet with you as soon as possible and to present to you various alternatives in order to arrive at an agreed outline. The Board of Directors considers that it would not be right to adopt various alternatives now as a Board of Directors' resolution, and only afterwards to enter into a dialogue with you, the purpose of which is to determine which outline (if any) could be accepted by you.

Yours faithfully
(-)
Dan Dankner
Chairman of the Board of Directors